Trombly Business Law
1320 Centre St., Suite 202,
Newton Centre, MA 02459
Telephone (617) 243-0060
Facsimile (617) 243-0066

Amy M. Trombly, Esq.	amy@tromblybusinesslaw.com

May 7, 2008

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:          US Biodefense, Inc.
Preliminary Information Statement on Schedule 14C
Filed May 7, 2008
Commission File Number: 000-31431

To Whom It May Concern:

I am securities counsel for US Biodefense, Inc. (the “Company”).  Enclosed herewith is the Company’s preliminary information statement on Schedule 14C.

If you have any questions or comments, please feel free to contact me.

Regards,

/s/ Amy M. Trombly

Amy M. Trombly
Counsel for US Biodefense, Inc.

cc:           US Biodefense, Inc.